Exhibit 99.1

Corporación América Airports S.A. Reports October 2022 Passenger Traffic

Sustained recovery in total passenger traffic reaching 88.3% of October 2019 levels;

Armenia and Ecuador above pre-pandemic levels while Argentina at 93%

LUXEMBOURG--(BUSINESS WIRE)--November 16, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 51.1% YoY increase in passenger traffic in October 2022, reaching 88.3% of October 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Oct'22	Oct'21	% Var.	YTD’22	YTD'21	% Var.
Domestic Passengers (thousands)	3,470	2,643	31.3%	30,935	16,649	85.8%
International Passengers (thousands)	2,151	1,010	112.8%	17,498	6,086	187.5%
Transit Passengers (thousands)	676	513	31.8%	5,122	3,879	32.0%
Total Passengers (thousands)	6,297	4,167	51.1%	53,554	26,614	101.2%
Cargo Volume (thousand tons)	30.7	30.5	0.6%	281.3	262.4	7.2%
Total Aircraft Movements (thousands)	67.6	51.0	32.6%	605.4	386.2	56.8%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Oct'22	Oct'19	% Var.	YTD’22	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,470	4,035	-14.0%	30,935	39,498	-21.7%
International Passengers (thousands)	2,151	2,378	-9.6%	17,498	23,968	-27.0%
Transit Passengers (thousands)	676	717	-5.7%	5,122	6,915	-25.9%
Total Passengers (thousands)	6,297	7,130	-11.7%	53,554	70,381	-23.9%
Cargo Volume (thousand tons)	30.7	38.8	-20.9%	281.3	348.9	-19.4%
Total Aircraft Movements (thousands)	67.6	72.6	-6.8%	605.4	717.9	-15.7%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 51.1% compared to the same month of last year, supported by a continued recovery in travel demand following the lifting of travel restrictions, as reflected by higher load factors and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic recovered to 88.3% of October 2019 levels, from 85.4% in September, with international and domestic passenger traffic improving to 90.4% and 86.0% of October 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 112.4% YoY and reaching 93.0% of October 2019 levels, up from the 84.8% posted in September. International passenger traffic improved to 81.7% of pre-pandemic levels, compared with 78.6% in September, showing a continued recovery since the full re-opening of borders on November 1, 2021 and the lifting of travel requirements. Domestic passenger traffic increased sequentially reaching almost 100% of October 2019 levels, up from the 87.8% posted in September.

In Italy, passenger traffic grew 48.6% YoY reaching 87.6% of October 2019 levels, up from the 85.9% posted in September, with international passenger traffic, which accounted for almost 80% of total traffic, improving to 87.0% of October 2019 levels.

In Brazil, total passenger traffic increased 6.7% YoY, and reached 84.5% of October 2019 levels, down from 93.0% recorded in September, mainly due to lower traffic during the weekend of presidential elections. Domestic traffic, which accounted for 56% of total traffic, stood at 76.5% of pre-pandemic levels whereas transit passengers almost reached October 2019 levels at 98.2%.

Total passenger traffic in Uruguay, where traffic is largely international, increased 135.1% YoY and reached 83.5% of October 2019 levels, up from the 72.0% posted in September, reflecting an ongoing recovery after the re-opening of borders on November 1, 2021.

In Ecuador, passenger traffic surpassed pre-pandemic levels for the third consecutive month, at 108.4% of October 2019 figures, and increased 38.5% YoY. International passenger traffic stood at 103.1% of pre-pandemic levels, supported by routes to Europe, as well as the US and Panama, whereas domestic passenger traffic exceeded October 2019 pre-pandemic levels by 13.5%.

In Armenia, passenger traffic surpassed pre-pandemic levels for the sixth consecutive month, at 125.9% of October 2019 figures, improving from the 114.1% and 121.2% recorded in August and September, respectively. On a YoY basis, passenger traffic increased 41.2%.

Cargo Volume and Aircraft Movements

Cargo volume increased 0.6% YoY and stood at 79.1% of October 2019 levels, or at 80.0% when adjusting for the discontinuation in Peru. Almost 70% of cargo volume originated in Argentina and Brazil, which reported volume declines of 29.2% and 26.0% versus October 2019 pre-pandemic levels. Cargo volumes in Armenia, Ecuador and Italy were above pre-pandemic levels, whereas Argentina and Uruguay stood at 70.8% and 95.2%, respectively.

Aircraft movements increased 32.6% YoY reaching 93.2% of October 2019 levels, or 96.5% when adjusting for the discontinuation of operations in Peru. Around 70% of aircraft movements originated in Argentina and Brazil, which reached 97.7% and 90.0% of October 2019 levels, respectively. Aircraft movements in all countries of operations were above 90% of October 2019 levels, with Armenia and Uruguay exceeding pre-pandemic levels by 39.9% and 18.4%, respectively, except for Ecuador that stood at 86.8%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)
	Oct'22	Oct'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,300	1,554	112.4%	27,249	9,238	195.0%
Italy	677	455	48.6%	5,827	2,185	166.7%
Brazil	1,414	1,325	6.7%	12,818	9,464	35.4%
Uruguay	139	59	135.1%	1,145	287	298.4%
Ecuador	392	283	38.5%	3,508	1,946	80.2%
Armenia	375	266	41.2%	3,008	1,971	52.6%
Peru	-	224	-100.0%	-	1,523	-100.0%
TOTAL	6,297	4,167	51.1%	53,554	26,614	101.2%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,722	17,224	-8.7%	150,439	140,924	6.8%
Italy	1,258	1,306	-3.7%	12,348	12,247	0.8%
Brazil	5,281	4,928	7.2%	46,511	50,064	-7.1%
Uruguay(2)	2,572	2,637	-2.5%	26,770	24,696	8.4%
Ecuador	2,951	2,278	29.6%	28,178	18,514	52.2%
Armenia	2,870	1,777	61.5%	17,051	13,438	26.9%
Peru	-	319	-100.0%	-	2,497	-100.0%
TOTAL	30,653	30,468	0.6%	281,297	262,380	7.2%
Aircraft Movements
Argentina	35,745	22,921	55.9%	312,404	173,245	80.3%
Italy	6,695	5,430	23.3%	60,187	31,808	89.2%
Brazil	12,640	11,616	8.8%	118,080	92,546	27.6%
Uruguay	2,466	1,730	42.5%	22,005	12,137	81.3%
Ecuador	6,464	5,437	18.9%	64,009	44,557	43.7%
Armenia	3,634	2,122	71.3%	28,755	17,516	64.2%
Peru	-	1,773	-100.0%	-	14,357	-100.0%
TOTAL	67,644	51,029	32.6%	605,440	386,166	56.8%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)
	Oct'22	Oct'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,300	3,548	-7.0%	27,249	36,307	-24.9%
Italy	677	773	-12.4%	5,827	7,204	-19.1%
Brazil	1,414	1,675	-15.5%	12,818	15,622	-17.9%
Uruguay	139	167	-16.5%	1,145	1,831	-37.5%
Ecuador	392	361	8.4%	3,508	3,744	-6.3%
Armenia	375	298	25.9%	3,008	2,723	10.5%
Peru	-	309	-100.0%	-	2,951	-100.0%
TOTAL	6,297	7,130	-11.7%	53,554	70,381	-23.9%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,722	22,211	-29.2%	150,439	186,588	-19.4%
Italy	1,258	1,256	0.1%	12,348	10,823	14.1%
Brazil	5,281	7,140	-26.0%	46,511	75,501	-38.4%
Uruguay(2)	2,572	2,702	-4.8%	26,770	23,685	13.0%
Ecuador	2,951	2,707	9.0%	28,178	32,067	-12.1%
Armenia	2,870	2,295	25.1%	17,051	15,991	6.6%
Peru	-	446	-100.0%	-	4,217	-100.0%
TOTAL	30,653	38,757	-20.9%	281,297	348,873	-19.4%
Aircraft Movements
Argentina	35,745	36,582	-2.3%	312,404	374,646	-16.6%
Italy	6,695	7,315	-8.5%	60,187	68,829	-12.6%
Brazil	12,640	14,047	-10.0%	118,080	133,336	-11.4%
Uruguay	2,466	2,083	18.4%	22,005	24,208	-9.1%
Ecuador	6,464	7,449	-13.2%	64,009	68,407	-6.4%
Armenia	3,634	2,598	39.9%	28,755	23,022	24.9%
Peru	-	2,514	-100.0%	-	25,451	-100.0%
TOTAL	67,644	72,588	-6.8%	605,440	717,899	-15.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716